January 14, 2008

Michael K. Renetzky, Esq.
Locke Lord Bissell & Liddell LLP
111 South Wacker Drive
Chicago, Il. 60606

        Re: **Federal Life Variable Annuity Account A**
                Initial Registration Statement on Form N-4
                File Nos. 333-147464; 811-02570

Dear Mr. Renetzky:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on November 16, 2007. The registration statement received a full review. Based on our review, we have the following comments.

1. **Cover Page**

   Please confirm supplementally that, notwithstanding the second sentence of the second paragraph, the prospectus contains all material rights and obligations of an investor in the contract.

2. **Fees and Expenses (p. 3)**

   Please explain more clearly in footnote 2 that the expedited delivery charge refers to the delivery of funds (as opposed to other product documentation).

3. **Total Annual Portfolio Operating Expenses (p. 3)**

   a. Please confirm supplementally that the range of portfolio expenses reflect gross fees.

   b. Please revise the individual fund fee table to comply with the instructions prescribed in item 3 of Form N-1A.

   c. In the last paragraph before the "Examples" section, please revise the text which includes "the expense shown below", because the expenses are shown before this paragraph.

4. **Example (pp. 4-5)**

   Please revise the examples so they are based on the actual maximum Total Annual Portfolio Company Operating Expenses, as per Item 3(a), instr. 21(b) of Form N-4.

5. **The Separate Account (p. 6)**

    Please include an additional statement to make it clear that "such reserves and other liabilities" means the aggregate contract value allocated to the investment options for all contracts funded by the separate account.

6. **Right to Examine and Cancel (p. 9)**

    Please confirm supplementally that the contract will not be sold in states that require a refund of premiums.

7. **Accumulation Units (pp. 10-11)**

    Please explain how the number of accumulation units can increase.

8. **Restrictions on Transfers; Market Timing (pp. 11-12)**

    a. In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please disclose that some funds may also impose a short-term redemption fee.

    b. Please include disclosure similar to the following: "Because Our policies and procedures are discretionary, it is possible that some Owners may engage in frequent transfer activity while others may not engage in such activity."

9. **Partial Surrenders (p. 13)**

    Please clarify what fees are owed upon surrender.

10. **Distribution of Contracts (p. 14)**

    Please confirm supplementally that the investment advisers who offer this product do not receive any compensation from the insurer or its affiliates.

11. **Guaranteed Purchase Rates (p. 16)**

    Please revise this section to more clearly explain the relationship between the "guaranteed interest bases" and "guaranteed purchase rates". In addition, please explain more generally how the fixed payout option operates.

12. **Modification of Your Contract (p. 21)**

    a. The contract states that the contract can be modified "to comply with changes in applicable law, or <u>otherwise as we deem necessary.</u>" Please explain supplementally what the phrase "as we deem necessary" entails.

    b. Please disclose who must be notified of any changes to the contract. *See* item 7(c)(iii) of Form N-6.

13. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers. (Please note, the class name "contracts" is not an acceptable class name.)

14. Financial Statements

Please include a Statement of Operations, Statement of Changes in Capital and Statement of Cash Flows for the depositor for each of the <u>three</u> fiscal years preceding the date of the most recent audited balance sheet being filed. *See* Reg. S-X 3-02)

15. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

16. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

17. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products